Exhibit 99.1

GDS Acquires Third Data Center in Guangzhou

Phase 1 in service and fully committed by major cloud and internet customer

SHANGHAI, China, April 18, 2018 (GLOBE NEWSWIRE) — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it has entered into an agreement to acquire a data center project in Guangzhou (“GZ3”), significantly expanding its footprint in this important Tier 1 market. GZ3 is a new purpose-built data center with potential for around 13,000 sqm of total IT area. It is being developed in three phases, the first of which, comprising approximately 6,600 sqm, has just entered service and is 100% committed by one of the Company’s largest cloud and internet customers. GZ3 is strategically located in the same vicinity as the existing GZ1 and GZ2 data centers, creating a data center cluster all anchored by major cloud and internet customers. The addition of GZ3, when fully developed, will double the Company’s total capacity in the Guangzhou market. The acquisition is expected to close in the next couple of months, subject to customary closing conditions.

“We are pleased to announce the acquisition of GZ3 that will further strengthen our position in Guangzhou,” stated Mr. William Huang, Chairman and Chief Executive Officer of GDS Holdings.  “Not only does this acquisition meaningfully expand our presence in a key metro area, the value-enhancing synergies with the adjacent GZ1 and GZ2 facilities create a compelling proposition that allow us to uniquely serve the needs of our customers. GZ3 represents our fourth acquisition of a data center project in the past two years, and as part of our ongoing sourcing strategy, we will continue to pursue acquisitions of this type in tandem with our organic growth effort. In this booming China market, our demonstrated ability to provide continuous resource supply that underpins the expansion needs of our customers sets us apart from others and is a hallmark of our industry leadership.”

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest PRC cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including direct private connection to major cloud platforms. The Company has a 17-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue outlook, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen
Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner
Phone: +86 (10) 5730-6200
Email: GDS@tpg-ir.com

Alan Wang
Phone: +1 (212) 481-2050 ext. 401
Email: GDS@tpg-ir.com